SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces a Summary of the Minutes of the 138th Board of Directors' Meeting " dated on September 26, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces a Summary of the Minutes of the 138th Board of Directors’ Meeting

September 26, 2006 (02 pages)
For more information, please contact:
Daniel de Andrade Gomes
TELESP, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil - September 26, 2006) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Summary of the Minutes of the 138th Board of Directors’ meeting held on September 25, 2006:

1. DATE, TIME AND PLACE OF THE MEETING: September 25, 2006, at 12:00 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851, in the Capital of the State of São Paulo.

2. RESOLUTIONS: Proposal for the purchase of shares of its own issuance for canceling or keeping as treasury shares.

The proposal for the purchase of shares of its own issuance for canceling or keeping as treasury shares was approved by the unanimous vote of the directors, based on the paragraph XIII of article 17 of the Company’s bylaws, and in accordance with CVM Instruction #10/80, under the following conditions:

i)	Objective: to allow the participation of the Company in the auction of the shares resulting from the reverse split of the fractions, consequence of the exchange of shares of Telefônica Data Brasil Holding for shares of the Company, in order to help the necessary liquidity to carry out the auction and the payment to the shareholders of TDBH that are entitled to those fractions, thus finishing the merger process of TDBH;

ii)	Number of shares of the Company subject to the auction that may be purchased: up to 193,371 (one hundred ninety three thousand, three hundred seventy one) common shares and up to 185,153 (one hundred eighty five thousand, one hundred fifty three) preferred shares;

iii)	Maximum period for the purchase: the shares of the Company must be purchased in the date of the auction to be held at Bovespa, scheduled to happen in a period of 3 months from this date;

iv)	Number of outstanding shares: as defined by CVM Instruction # 10/80, the number of outstanding shares of the Company in the market is 24,339,666 (twenty four million, three hundred thirty nine thousand, six hundred sixty six) common shares and 36,667,492 (thirty six million, six hundred sixty seven thousand, four hundred ninety two) preferred shares;

v)	Intermediary institution: Bradesco S.A., Corretora de Títulos e Valores Mobiliários; with headquarters at Av. Ipiranga #282, 13º andar, São Paulo – SP;

vi)	Price of purchase: market value, in accordance with the established in article 12 of CVM Instruction # 10/80;

vii)	Origin of resources: capital reserve with sufficient available resources for the settlement of the proposed purchase, in accordance with the established in CVM Instruction # 10/80

Finally, the Board of Directors authorized the Management of the Company to execute all other acts necessary for the implementation of the proposal now discussed.

3) The complete minutes were approved and signed by: Fernando Xavier Ferreira, Chairman of the Board; José Maria Alvarez-Pallete López, Vice-Chairman of the Board; the Directors: Enrique Used Aznar, Eduardo Navarro de Carvalho, Javier Nadal Ariño, José Fernando de Almansa Moreno-Barreda, Juan Vicente Revilla Vergara, Juan Carlos Ros Brugueras, Luciano Carvalho Ventura, Luis Bastida Ibarguen, Manoel Luiz Ferrão de Amorim, Miguel Angel Gutierrez Mendez, Manual Alvarez Trongé and Narcís Serra Serra; and the Secretary of the Board, Gustavo Fleichman.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 26, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director